SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
Form 6-K
______________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Result of the 44th Annual General Meeting of Shareholders

1. Approval of Financial Statements (Unit: KRW million)

The 44th Fiscal Year (Year ended on December 31, 2025)

Consolidated	Total Assets	42,948,573	Revenue	28,244,161
	Total Liabilities	23,490,550	Operating Profit	2,469,133
	Share Capital	1,564,499	Net Income	1,836,770
	Total Equity	19,458,023	Earnings Per Share(KRW)	7,119
	Auditor Opinion	Unqualified
Separate	Total Assets	29,677,587	Revenue	19,324,024
	Total Liabilities	14,451,027	Operating Profit	1,304,973
	Share Capital	1,564,499	Net Income	1,061,753
	Total Equity	15,226,560	Earnings Per Share (KRW)	4,369
	Auditor Opinion	Unqualified

2. Resolution of Dividends

Type of Dividend	Cash Dividend
Dividend per Share (KRW)	2,400
–FY2025 4Q	600
–FY2025 1~3Q	1,800
Total Dividend Amount (KRW)	580,954,935,600
Dividend Yield* (%)	4.2
*The dividend yield above is calculated as the dividend per share (including quarterly dividends) divided by the average closing price over the one week prior to the second trading day before the record date for the year-end dividend.

3. Status of Directors after Annual General Shareholders’ Meeting

Directors Elected	–2 inside directors (including 1 representative director) –3 outside directors (including 2 outside directors to become audit committee members)
Total Number of Directors	9
Number of Outside Directors	7
Proportion of Outside Directors	77.8
Number of Members of the Audit Committee After Appointment	5 (All outside directors)

4. Result of All Resolutions

Agenda	Voting Results	Approval rate based on total shares with voting rights	Approval rate based on votes exercised
1. Approval of Financial Statements for the 44th Fiscal Year	Approved as proposed	74.0%	96.4%
2. Amendment to the Articles of Incorporation	-	-	-
2-1. Revision to Business Purpose	Approved as proposed	76.8%	99.9%
2-2. Change to Method of Public Notice	Approved as proposed	76.8%	99.9%
2-3. Expansion of Directors’ Duty of Loyalty	Approved as proposed	76.8%	99.9%
2-4. Change in the Statutory Title of Outside Directors	Approved as proposed	76.8%	99.9%
2-5. Adoption of Virtual Shareholders’ Meetings	Approved as proposed	76.8%	99.9%
2-6. Increase in the Number of Audit Committee Members Elected Separately	Approved as proposed	76.8%	99.9%
2-7, Introduction of a Shareholder Approval Requirement for the Treasury Share Holding and Disposal Plan	Approved as proposed	76.7%	99.8%
2-8, Supplementary Provisions	Approved as proposed	76.8%	99.9%
3. Election of Outside Director	-	-	-
3-1. Younghan Kim	Approved as proposed	76.5%	99.6%
3-2. Jong Soo Yoon (Candidacy withdrawn)	N/A	N/A	N/A
4. Election of Outside Director to become an Audit Committee Member	-	-	-
4-1. Myung Sook Kwon	Approved as proposed	75.1%	99.3%
4-2. Jin-Sug Suh	Approved as proposed	72.6%	99.2%
5. Approval of Ceiling Amount of Remuneration for Directors	Approved as proposed	76.4%	99.4%
6. Approval of Plan for Treasury Share Ownership and Disposal	Approved as proposed	68.1%	88.7%
7. Election of Representative Director	Approved as proposed	74.9%	97.5%
8. Election of Inside Director	Approved as proposed	74.3%	96.7%
9. Approval of Employment Contract	Approved as proposed	74.9%	97.5%

5. Date of Annual General Meeting of Shareholders: March 31, 2026
6. Reference: The AGM Notice filed on March 10, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader